STARRY SEA ACQUISITION CORP

August 5, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attn:
Isabel Rivera
Pam Howell
Ameen Hamady
Kristina Marrone

Re:	STARRY SEA ACQUISITION CORP Registration Statement on Form S-1, as amended (Registration No. 333-287976) Request for Acceleration of Effectiveness

Dear Ms. Rivera, Ms. Howell, Mr. Hamady and Ms. Marrone,

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, STARRY SEA ACQUISITION CORP (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement on Form S-1, as amended (the “S-1 Registration Statement”), be accelerated to, and that the S-1 Registration Statement become effective at, 5:00 p.m., Eastern Time on August 7, 2025 or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the S-1 Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Pillsbury Winthrop Shaw Pittman LLP.

The Company understands that the representative of the underwriters, on behalf of the prospective underwriters of the offering, has joined in this request in a separate letter filed with the Commission today.

[Signature page follows]

Very truly yours,

STARRY SEA ACQUISITION CORP

By:	/s/ Yan Liang
Name:	Yan Liang
Title:	Chief Executive Officer and Chairperson of Board